SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-36349

MediWound Ltd.

(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On August 6, 2020, MediWound Ltd. (the “Company”) furnished its interim results for the six months ended June 30, 2020 (the “Interim Results”) on a Report on Form 6-K (the “Form 6-K”).  This amendment (the “Amendment”) is being furnished solely to incorporate by reference Exhibits 99.1., 101.INS, 101.SCH, 101.CAL, 101.LAB and 101.PRE herein into the Company’s Registration Statement on Form F-3 (Registration No. 333-230490).  There are no other changes to the Form 6-K.

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2020.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: October 30, 2020	By:	/s/ Boaz Gur-Lavie
	Name:	Boaz Gur-Lavie
	Title:	Chief Financial Officer